UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33105

THE MEET GROUP, INC.
(Exact name of registrant as specified in its charter)

100 Union Square Drive, New Hope, Pennsylvania 18938
(215) 862-1162
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
Series A Junior Participating Preferred Stock Purchase Rights (1)
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

(1)
Explanatory Note: The Series A Junior Participating Preferred Stock Purchase Rights (the “Expired Rights”) were issued in connection with The Meet Group, Inc.’s execution of a Tax Benefits Preservation Plan, dated as of October 4, 2019, as amended by Amendment No. 1 to the Tax Benefits Preservation Plan, dated as of March 5, 2020 (the “Tax Benefits Preservation Plan”), by and between The Meet Group, Inc., a Delaware corporation, and Action Stock Transfer Corporation, as Rights Agent. In connection with the closing on September 4, 2020 of the transactions contemplated by the Agreement and Plan of Merger, dated as of March 5, 2020 (the “Merger Agreement”), by and among The Meet Group, Inc., a Delaware corporation, ParshipMeet US Holding Inc. (f/k/a eHarmony Holding, Inc.), a Delaware corporation (“Parent”), Holly Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent, and, solely for the purpose of guaranteeing Parent’s obligations under the Merger Agreement as set forth therein, NCG – NUCOM GROUP SE, a European stock corporation, the Expired Rights expired and the Tax Benefits Preservation Plan was terminated. Accordingly, the Expired Rights are no longer in effect. The Meet Group, Inc. initially filed a Registration Statement on Form 8-A to register the Expired Rights on October 4, 2019, which was subsequently amended on March 5, 2020.

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, The Meet Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE MEET GROUP, INC.
(Registrant)
Date: September 23, 2020	By:	/s/ Geoffrey Cook
Name: Geoffrey Cook Title: Chief Executive Officer